Exhibit 12.1

Innkeepers USA Trust

Statement Regarding Computation of Ratios

(dollars in thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Earnings
Income before minority interest and equity in loss of unconsolidated entity	32,903	25,756	17,711	8,677	10,069
Interest expense	23,930	18,817	18,553	17,422	17,485
Amortization of loan origination fees	887	870	953	1,076	1,173

	57,720	45,443	37,217	27,175	28,727

Fixed Charges
Interest expense	23,930	18,817	18,553	17,422	17,485
Interest expense capitalized	552	373	0	0	767
Amortization of loan origination fees	887	870	953	1,076	1,173
Preferred unit distributions	2,049	4,273	4,272	4,272	4,272

	27,418	24,333	23,778	22,770	23,697

Ratio of earnings to fixed charges	2.11	1.87	1.57	1.19	1.21

Combined Fixed Charges and Preferred Share Dividends
Fixed charges	27,418	24,333	23,778	22,770	23,697
Preferred share dividends	11,600	11,600	11,489	9,983	9,983

	39,018	35,933	35,267	32,753	33,680

Ratio of earnings to combined fixed charges and preferred share dividends	1.48	1.26	1.06	(1)	(2)

(1)	Earnings for the fiscal year ended December 31, 2003 were inadequate to cover combined fixed charges and preferred share dividends, with a deficiency of approximately $5.6 million.
(2)	Earnings for the fiscal year ended December 31, 2002 were inadequate to cover combined fixed charges and preferred share dividends, with a deficiency of approximately $5.0 million.